

10030115

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 07 2010
Washington, DC
110

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 47280 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talented Tenth Investments Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 Riverside Drive Suite 10A
(No. and Street)

| New York | NY | 10031 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLTON BANKS (212) 281-1833
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name – *if individual, state last, first, middle name*)

| 5 WEST 37th STREET | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Carlton Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talented Tenth Investments, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Carlton Banks
Signature

President
Title

Radiyah Amir
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TALENTED TENTH INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SEC Mail Processing
Section
APR 07 2010
Washington, DC
110

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Talented Tenth Investments Inc.:

We have audited the accompanying statement of financial condition of Talented Tenth Investments Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Talented Tenth Investments Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 8 to the financial statement, the company has not generated operating revenues for several years resulting in an accumulated deficit of approximately $126,000. This circumstance creates an uncertainty as to the Company's ability to continue as a going concern.



New York, New York
March 30, 2010

# TALENTED TENTH INVESTMENTS INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2009

## ASSETS

| | |
|---|---|
| Cash | $ 100 |
| Investments | 5,946 |
| TOTAL ASSETS | $ 6,046 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 9,500 |
| TOTAL LIABILITIES | 9,500 |
| Stockholder's Equity: | |
| Common stock, 100 shares authorized, no par value 10 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 121,504 |
| Accumulated deficit | (125,958) |
| TOTAL STOCKHOLDER'S EQUITY | (3,454) |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 6,046 |

The accompanying notes are an integral part of this financial statement.

TALENTED TENTH INVESTMENTS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND OPERATIONS

Talented Tenth Investments Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's business activities are primarily related to the sale of tax-sheltered investments and limited partnership interests in the real estate industry.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results may differ from those estimates.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques – Equity Securities

The Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques – Equity Securities (continued)

Equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, the Company's policy is to value them at their last reported "bid" price if held long, and last reported "ask" price if sold short.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2009. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

The Company held one, Level 1, security which had a fair value of $5,946 as of December 31, 2009.

NOTE 4. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The stockholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. For the year ended December 31, 2009 there was no such tax imposed.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had a net capital deficit as defined, of $4,346, which was $9,346 less than its required net capital of $5,000. Notification was sent to the SEC and FINRA regarding the net capital deficiency on December 3, 2009. The Company maintains that it did not conduct any securities business from the time deficiency occurred to the time it was remedied. The net capital deficiency was remedied on March 16, 2010 from capital contributions made to the company in the amount of $13,000. $7,000 and $6,000 were contributed by the stockholder on March 5, 2010 and March 16, 2010 respectively.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company utilizes office space and receives administrative services from the sole stockholder. In 2009, the sole stockholder has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The sole stockholder has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 7. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 8. GOING CONCERN

The Company has not earned significant revenue from operations in the past several years and is generally dependent upon loans and capital contributions from the stockholder to meet operating expenses. These factors create uncertainty as to the Company's ability to continue as a going concern. The stockholder has agreed to continue to fund the company and is developing a plan which, if successful, will generate operating revenue for the Company. The ability of the Company to succeed as a going concern is dependent on the success of this plan, and on the stockholder's ability and willingness to contribute capital.

NOTE 9. SUBSEQUENT EVENTS

The net capital deficiency was remedied on March 16, 2010 from total capital contributions made to the Company in the amount of $13,000. $7,000 and $6,000 were contributed by the stockholder on March 5, 2010 and March 16, 2010 respectively.

Subsequent events have been evaluated through March 30, 2010, which is the date the financial statements were available to be issued, and no events have been have been identified which have been deemed material.